SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

General Counsel and Secretary

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1	NAME OF REPORTING PERSON NTR Metals, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 5,923,938*
	9	SOLE DISPOSITIVE POWER 4,076,000*
	10	SHARED DISPOSITIVE POWER 1,847,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,923,938*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Pursuant to certain agreements between NTR Metals, LLC and Dr. L. S. Smith (“Dr. Smith”), the Reporting Person may be deemed to be the beneficial owner of 5,923,938 common shares. However, the Reporting Person expressly disclaims beneficial ownership over 1,847,938 common shares beneficially owned by Dr. Smith. See Item 5 for additional information. Percentage of class based on 9,986,065 common shares outstanding at December 31, 2010.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11311 Reeder Road, Dallas, Texas 75229. Except as specifically amended by this Schedule 13D/A, the original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

The second paragraph of Item 2 is amended and restated in its entirety to read as follows:

The Reporting Person has executed an NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated May 25, 2010 (the “NTR Irrevocable Proxy”), in favor of Dr. L.S. Smith (“Dr. Smith”), as more fully described in Item 6 below, and the group formed by the Reporting Person and Dr. Smith beneficially owns in the aggregate 5,923,938 Common Shares, which represents 59.3% of the Common Shares. However, the Reporting Person disclaims any beneficial ownership in any securities that may be beneficially owned by Dr. Smith. In addition, Dr. Smith has executed an Agreement To Execute Smith Irrevocable Proxy in favor of the Reporting Person, as more fully described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Person made an initial investment in the Common Shares on May 25, 2010 (the “Initial Investment”) for the purpose of making a significant investment in the Issuer. In connection with the Initial Investment, the Reporting Person entered into (a) the NTR Irrevocable Proxy, as more fully described in Item 6 below, pursuant to which the Reporting Person granted an irrevocable proxy to Dr. Smith to vote all of its Common Shares until May 25, 2014 unless earlier terminated, and (b) the Lock-Up Agreement, as more fully described in Item 6 below, pursuant to which the Reporting Person agreed, subject to certain limited exceptions, not to sell or transfer the Common Shares until May 25, 2011. As a result, the Reporting Person will generally be unable to sell its Common Shares for a one-year period and will generally be unable to vote its Common Shares for a four-year period, each period commencing on the closing of the transactions contemplated by the Closing Agreement. These arrangements are consistent with the Reporting Person’s current purpose to hold all of its Common Shares as an investment.

In connection with the closing of the transactions contemplated by the Closing Agreement, the Reporting Person entered into an Option Contract, dated as of May 25, 2010 (the “Option Contract”), by and between the Reporting Person and Dr. Smith, as more fully described in Item 6. Pursuant to the Option Contract, the Reporting Person obtained an option from Dr. Smith to purchase 1,000,000 Common Shares owned by Dr. Smith exercisable until May 25, 2014 as provided therein. The initial exercise price of the option from Dr. Smith is considerably

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 6 Pages

higher than the current market price of the Common Shares. However, the Reporting Person has notified DGSE’s Chairman of its intention, subject to negotiation of final terms, to exercise its option. The exercise of the option, combined with the Smith Irrevocable Proxy Agreement described below, would result in the Reporting Person obtaining effective voting control of the Issuer. Also, Dr. Smith executed an Agreement To Execute Smith Irrevocable Proxy (the “Smith Irrevocable Proxy Agreement”), dated as of May 25, in favor of the Reporting Person, as more fully described in Item 6 below. Pursuant to the Smith Irrevocable Proxy Agreement, Dr. Smith (or his legal guardian, executor, representative or heirs, as appropriate) will execute an irrevocable proxy in favor of the Reporting Person to vote his Common Shares with respect to any matter regarding the Issuer on which Dr. Smith is entitled to vote upon (a) the Reporting Person’s exercise of the option specified above or (b) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition. If and when executed, the term of this proxy will be for the remainder of the four (4) year period commencing on the Effective Date of the Closing Agreement.

Following the Initial Investment, the Reporting Person has purchased, and may continue to purchase, Common Shares in the open market at market prices for the purpose of making additional investments in the Issuer. The Reporting Person intends to continuously review its investment in the Issuer, including its rights under the Option Contract and possible additional acquisitions of Common Shares, and may in the future change its present course of action.

The Reporting Person, from time to time, engages in commercial transactions with the Issuer in the regular course of business. Following the completion of the transactions described herein, the Reporting Person expects to continue to engage in such commercial transactions.

Except as noted above, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) See rows 11 and 13 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 6 Pages

(b) See rows 7 through 10 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2011

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name:	Carl D. Gum, III
Title:	General Counsel and Secretary